SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended August 2001	Commission File Number 000-32027

CENTURION ENERGY INTERNATIONAL INC.
(Exact name of the registrant as specified in its charter)

ALBERTA, CANADA
(Jurisdiction of Incorporation or Organization)

800, 205 – 5TH AVENUE, S.W., CALGARY, ALBERTA, CANADA T2P 2V7
(Address of Principal Executive Offices)

Telephone (403) 263-6002

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

FORM 20-F	[ X ]	Form 40-F	[ ]

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES	[ ]	NO	[ X ]

        If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Centurion Energy International Inc.

Consolidated Financial Statements
Periods ended June 30, 2001 and 2000
(Unaudited)

Centurion Energy International Inc.
Consolidated Balance Sheets

                                                   June 30           December 31
                                                     2001                2000
                                                 (Unaudited)           (Audited)
                                                      $                    $

Assets

Current assets
Cash                                             7,727,000            11,536,000
Accounts receivable                              9,864,000             8,645,000
Deposits and prepaids                              655,000               589,000
                                         ---------------------------------------
                                                18,246,000            20,770,000

Capital assets                                  67,446,000            60,496,000

Future tax asset                                19,007,000            19,970,000
                                         ---------------------------------------
                                               104,699,000           101,236,000
                                         =======================================

Liabilities

Current liabilities
Accounts payable                                 7,224,000             5,350,000
Taxes payable                                    1,841,000             3,030,000
Demand loan                                      5,703,000                     -
                                         ---------------------------------------
                                                14,768,000             8,380,000

Long Term Debt                                   2,312,000                     -

Reinvestment reserve                               830,000             5,249,000

Provision for site restoration costs             1,407,000             1,511,000

Deferred credit                                  8,128,000             8,539,000
                                         ---------------------------------------
                                                27,445,000            23,679,000
                                         ---------------------------------------

Shareholders' Equity

Capital stock                                   58,902,000            61,296,000

Contributed Surplus                                983,000               479,000

Foreign currency translation adjustment          3,388,000             3,492,000

Retained earnings                               13,981,000            12,290,000
                                         ---------------------------------------
                                                77,254,000            77,557,000
                                         ---------------------------------------
                                               104,699,000           101,236,000
                                         =======================================

Centurion Energy International Inc.
Consolidated Statement of Income and Retained Earnings
(Unaudited)

                                                   Three Months ended June 30   Six Months ended June 30
                                                      2001           2000          2001          2000
                                                        $              $             $             $

Revenue
Oil and gas - net of royalties                      3,964,000     5,809,000     8,063,000     11,473,000
Other income                                           73,000        80,000       177,000        168,000
                                                   -----------------------------------------------------
                                                    4,037,000     5,889,000     8,240,000     11,641,000
                                                   -----------------------------------------------------

Expenses
Operating                                             844,000       907,000     1,609,000      1,973,000
General and administrative                            508,000       354,000       995,000        662,000
Interest                                                             35,000                      107,000
Amortization of discount on convertible notes                             -                       23,000
Amortization of deferred financing costs                                  -                       46,000
Foreign exchange gain                                 (15,000)      (86,000)      (95,000)      (149,000)
Depletion, depreciation and amortization              986,000     1,013,000     2,003,000      2,130,000
                                                   -----------------------------------------------------
                                                    2,323,000     2,223,000     4,512,000      4,792,000
                                                   -----------------------------------------------------
Income before income taxes                          1,714,000     3,666,000     3,728,000      6,849,000
                                                   -----------------------------------------------------

Income taxes
Current                                               897,000     1,227,000     1,485,000      1,271,000
Future                                                159,000       534,000       552,000      1,605,000
                                                   -----------------------------------------------------
                                                    1,056,000     1,761,000     2,037,000      2,876,000
                                                   -----------------------------------------------------

Net income for the period                             658,000     1,905,000     1,691,000      3,973,000

Retained earnings - Beginning of period            13,323,000     4,179,000    12,290,000      2,111,000
                                                   -----------------------------------------------------

Retained earnings  - End of period                 13,981,000     6,084,000    13,981,000      6,084,000
                                                   =====================================================

Basic earnings per share                                 0.01          0.03          0.03           0.06
                                                   =====================================================

Diluted earnings per share                               0.01          0.03          0.03           0.06
                                                   =====================================================

                                                   Three Months ended June 30   Six Months ended June 30
                                                      2001           2000          2001          2000
                                                        $              $             $             $

Cash provided by (used in)

Operating activities
Net income for the year                               658,000     1,905,000     1,691,000      3,973,000
Items not affecting cash
      Depletion, depreciation and amortization        986,000     1,013,000     2,003,000      2,130,000
      Increase in reinvestment reserve                              259,000                      265,000
      Amortization of deferred financing costs                            -                       46,000
      Amortization of foreign exchange (gain)/loss                  (13,000)                    (102,000)
      Amortization of discount on convertible notes                       -                       23,000
      Future taxes                                    159,000       534,000       552,000      1,605,000
                                                   -----------------------------------------------------

Cash flow from operations                           1,803,000     3,698,000     4,246,000      7,940,000

Changes in non-cash working capital items            (542,000)     (343,000)   (4,996,000)      (633,000)
                                                   -----------------------------------------------------

                                                    1,261,000     3,355,000      (750,000)     7,307,000
                                                   -----------------------------------------------------

Investing activities
Petroleum and natural gas property expenditures    (8,095,000)   (1,388,000)  (13,694,000)    (3,273,000)

Changes in non-cash working capital items           5,917,000    (1,231,000)   10,099,000     (1,645,000)
                                                   -----------------------------------------------------

                                                   (2,178,000)   (2,619,000)   (3,595,000)    (4,918,000)
                                                   -----------------------------------------------------

Financing activities
Redemption of convertible notes                                           -                   (2,359,000)
Proceeds from Long Term Debt                        2,337,000                   2,337,000
Repurchase of capital stock, net of costs             (22,000)      (54,000)   (1,890,000)       (75,000)
                                                   -----------------------------------------------------

                                                    2,315,000       (54,000)      447,000     (2,434,000)
                                                   -----------------------------------------------------

Foreign currency translation                          224,000        72,000        89,000        119,000
                                                   -----------------------------------------------------

Increase/(decrease) in cash                         1,622,000       754,000    (3,809,000)        74,000

Cash - Beginning of period                          6,105,000     4,338,000    11,536,000      5,018,000
                                                   -----------------------------------------------------

Cash - End of period                                7,727,000     5,092,000     7,727,000      5,092,000
                                                   =====================================================

Basic cash flow from operations per share                0.03          0.06          0.07           0.13
                                                   =====================================================

Diluted cash flow from operations per share              0.03          0.06          0.07           0.12
                                                   =====================================================

CENTURION ENERGY INTERNATIONAL INC.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CENTURION ENERGY INTERNATIONAL INC.
August 31, 2001	By:/s/ Barry W. Swan Barry W. Swan Senior Vice-President and CFO